1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No.45, Jieh Show Rd.	+886-4-25341525#1536
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	Spokesperson@spil.com.tw
www.spil.com.tw	+886-3-5795678#3676

SPIL Board of Directors Resolved to Hold the Extraordinary General Meeting

    Issued by: Siliconware Precision Industries Co., Ltd.

    Issued on: 2017/12/20

December 20, 2017 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors and resolved to schedule the First Extraordinary General Meeting of 2018 on February 12, 2018. The major resolutions of the Board of Directors today:

1.	SPIL and Advanced Semiconductor Engineering, Inc. entered into the Supplemental Agreement to the Joint Share Exchange Agreement and SPIL Board of Directors proposed to put the Joint Share Exchange Agreement, the Supplemental Agreement and the transactions contemplated by the Joint Share Exchange Agreement for discussion and resolution at an Extraordinary General Meeting.

2.	Approved to schedule the First Extraordinary General Meeting of 2018 at 9:30 AM on February 12, 2018 at Room 101, 1F Administration Building of Taichung Science-based Industrial Park (No.2, Zhongke Rd., Xitun Dist., Taichung City).

The Book close period of Taiwan common shares for the Extraordinary General Meeting is January 14, 2018 to February 12, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 20, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer